September 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	NovaBay Pharmaceuticals, Inc. (the “Company”) Form S-3, File No. 333-233623

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective as of 5:00 p.m. (Eastern time) on Thursday, September 12, 2019, or as soon as practicable thereafter.

Very truly yours,

NovaBay Pharmaceuticals, Inc.

		By:	/s/ Justin Hall
Justin Hall
President & Chief Executive Officer and General Counsel

cc:	Abby E. Brown, Squire Patton Boggs (US) LLP